

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 31, 2007

Mr. Joel C. Phillips
Chief Financial Officer and Treasurer
Exactech, Inc.
2320 NW 66th Court
Gainesville, Florida 32653

RE: **Exactech, Inc.**
        Form 10-K for the fiscal year ended December 31, 2006
        Filed March 16, 2007
        Form 10-Q for Fiscal Quarter Ended March 31, 2007
        File No. 0-28240

Dear Mr. Phillips:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Brian Cascio
                                    Accounting Branch Chief